Exhibit 99.1

Comprehensive Credit Facility Agreement of Maximum Amount (“Credit Facility Agreement”) Entered into by and between Shenzhen BAK Battery Co., Ltd (“the Company”) and Shenzhen Nanshan Branch, China Everbright Bank (the “Creditor”) Dated November 11, 2011

Main articles:

•	Contract number: ZH7824201111;
•	Maximum amount of credit facilities to be provided: RMB 80 million, including RMB 40 million for bank acceptance and RMB 40 million for discount on notes;
•	Term: from November 11, 2011 to November 11, 2012;
•	Purpose of the credit is to provide working capital for the Company;
•	In the event of occurrence of any of the following during the term of credit, the Creditor is entitled to demand adjustment of credit:
• Big adjustment of monetary policy;
• Big changes happened in the market the Company is operating;
• The Company uses credit amount for purposes other than what is agreed without the consent of the Creditor;
• Breach of promise;
• Occurrence of other instances which endanger the safety of the credit amount provided by the Creditor;
•	Breach of contract penalties: adjustment of the maximum amount of credit facilities; adjustment of the amount of each credit line; adjustment of term for the credit facility; suspension of comprehensive credit facility.

Headlines of the articles omitted

•	Identification of terms
•	Terms of credit
•	The procedure on using the comprehensive credit facility
•	Fee
•	Adjustment of credit facility
•	Guaranty
•	The promise of the Creditor
•	The promise of the Company
•	Validity
•	Disputation settlement
•	The integrity of Credit Facility Agreement
•	Supplement articles
•	Notification